Exhibit 3.11

ARTICLES OF INCORPORATION

OF

CARDWELL AGENCY, INC.

ARTICLE I

The name of the corporation is Cardwell Agency, Inc.

ARTICLE II

The purposes for which the corporation is organized are as follows:

1. As insurance agent to solicit, sell, service, adjust, advertise, advise on, collect and transmit premiums and other charges for, and otherwise deal in and with all forms and classes of insurance and reinsurance including, but not limited to, those classified and defined by Article 2 of chapter 1 of Title 38.1 of the Code of Virginia.

2. To have and exercise the power to carry on business of any character whatsoever that is not prohibited by law or required to be stated in these articles, and to enter into partnership agreements with other corporations and individuals.

ARTICLE III

The aggregate number of shares which the corporation shall have authority to issue is 500 shares of common stock, $100.00 par value. Each share of common stock shall entitle the record holder thereof to one vote.

ARTICLE IV

Each person now or hereafter a director or officer of the corporation (and his heirs, executors and administrators) shall be indemnified by the corporation against all costs and expenses, including all attorneys’ fees, imposed upon or reasonably incurred by him in connection with or resulting from any action, suit, proceeding, or claim to which he is or may be made a party by reason of his being or having been a director or officer of the corporation or at its request, of any other corporation (whether or not a director or officer at the time such cost or expenses are incurred by or imposed upon him), except in relation to matters as to which he shall have been finally adjudged in such action, suit, proceeding, or upon such claim, to be liable for negligence or malfeasance in the performance of his duties as such director or officer. In case of settlement of any such action, suit, proceeding, or claim, such person shall be entitled to such indemnification (including the amount of settlement) as to any particular matter, if (i) the corporation shall receive the opinion of independent counsel that such person was not liable for the alleged negligence or malfeasance with respect to such matter and that the terms of settlement with respect thereto are not unreasonable, or (ii) the holders of a majority of voting stock (other than directors and officers entitled to indemnification in connection with the acts or omissions involved) shall approve the settlement. The foregoing indemnification shall not be exclusive of any other rights to which he may be entitled.

ARTICLE V

The address of the initial registered office of the Corporation is P. O. Box 100, Crozier, Virginia 23039, which is in the County of Goochland, Virignia, and the name of the initial registered agent at such address is JoAnne L. Nolte, who is a resident of Virginia and a member of the Virginia State Bar.

ARTICLE VI

The number of directors constituting the initial Board of Directors is four, and their names and addresses are:

Name	Address
Eugene B. Moranville	24 West Runswick Drive Richmond, VA 23233

J. Wesley Hall, Jr.	1716 Cloister Drive Richmond, VA 23233

Patsi F. Hail	1716 Cloister Drive Richmond, VA 23233

Francis M. Fenderson	9901 Drouin Drive Richmond, VA 23233

Executed this 30th day of May, 1986.

/s/ Francis M. Fenderson
Francis M. Fenderson

STATE OF VIRGINIA

CITY OF RICHMOND

I, the undersigned, a Notary Public in and for the City and State aforesaid, do hereby certify that Francis M. Fenderson, whose name is signed to the foregoing Articles of Incorporation, bearing date the 30th day of May, 1986, has this day acknowledged the same before me in my jurisdiction aforesaid.

Given under my hand this 4th day of June, 1986.

My commission expires: 1-3-90.

Illegible
Notary Public